LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

FOR IMMEDIATE RELEASE

Contact Information:

Investor Relations:
Alan Magleby
410-454-5246
amagleby@leggmason.com

Media:
Mary Athridge
212-805-6035
mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR SECOND FISCAL QUARTER 2011

-- Second Quarter Net Income of $75 Million, or $0.50 per Diluted Share --

-- Second Quarter Adjusted Income of $115 Million, or $0.76 per Diluted Share --

-- Assets Under Management of $674 Billion –

-- Board Increases Quarterly Dividend to $0.06 per Share --

Baltimore, Maryland – October 27, 2010 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the second fiscal quarter ended September 30, 2010. The Company reported net income[1] of $75.3 million, or $0.50 per diluted share, as compared with $47.9 million, or $0.30 per diluted share, in the previous quarter. Included in this quarter's results was a special U.K.-tax benefit of $8.9 million, or $0.06 per diluted share. Adjusted income[2] for the second quarter was $115.0 million, or $0.76 per diluted share, as compared to $96.3 million, or $0.60 per diluted share, in the first quarter of fiscal 2011. For the second quarter, revenues were $674.8 million, up slightly from $674.2 million in the prior quarter. Operating expenses of $586.9 million were up 3% from $571.4 million in the first quarter for fiscal year 2011.

Assets Under Management ("AUM") were $673.5 billion, up 4% as compared with $645.4 billion as of June 30, 2010 but down 4% from $702.7 billion as of September 30, 2009.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.06 per share.

(Amounts in millions, except per share amounts)

	Quarters Ended			Six Months Ended	
	Sept 2010	June 2010	Sept 2009	Sept 2010	Sept 2009
Total Operating Revenues	$ 674.8	$ 674.2	$ 659.9	$ 1,349.0	$ 1,273.0
Total Operating Expenses	586.9	571.4	582.0	1,158.3	1,136.8
Operating Income	87.9	102.8	77.9	190.7	136.2
Net Income[1]	75.3	47.9	45.8	123.3	95.8
Adjusted Income[2]	115.0	96.3	90.0	211.3	176.8
Net Income Per Share – Diluted[1]	0.50	0.30	0.30	0.79	0.64
Adjusted Income Per Share[2]	0.76	0.60	0.59	1.35	1.19

(1) Net income represents Net income attributable to Legg Mason, Inc.
(2) Please see Supplemental Data below for non-GAAP performance measures.

Batterymarch • Brandywine Global • ClearBridge Advisors • Legg Mason Capital Management • Legg Mason Global Equities Group
Permal • Private Capital Management • Royce & Associates • Western Asset Management

Comments on Second Fiscal Quarter 2011 Results

Mark R. Fetting, Chairman and CEO, said, "We are pleased with our earnings improvement, particularly as we execute against our strategic initiatives for longer term enhancements. Importantly, our operating margin, as adjusted, is the highest since September of 2008. Across many of our affiliates, performance has continued to be strong, which should positively impact longer term numbers as it offsets more challenged performance during the credit crisis. Collectively, we have made important progress at key affiliates in building our pipeline of new business to be funded in coming quarters as we work toward positive flows. Our distribution teams continue to expand our penetration into new channels globally. We are optimistic that our continuing hard work should put us in a solid position for further improvements.

"Furthermore, our plans to streamline our business are well underway and we are on track to achieve the cost savings we outlined in May. We continue to work closely with our affiliates on new initiatives to serve our clients, investing in new capabilities and product innovation, and maintaining effective management of our expenses. All of us at Legg Mason remain determined to further improve our results to clients and shareholders and grow our global franchise," concluded Mr. Fetting.

Assets Under Management Increased to $674 Billion

AUM increased 4% to $673.5 billion from $645.4 billion at June 30, 2010 driven by market appreciation of $40.8 billion which more than offset net outflows of $12.7 billion.

- Fixed income outflows were $8.0 billion, equity outflows were $4.4 billion and liquidity outflows were $0.3 billion for the quarter ended September 30th.

- At September 30, 2010, fixed income represented 55% of AUM, while equity represented 25% and liquidity represented 20% of AUM.

- By business division, 70% of AUM was in the Americas Division and 30% of AUM was in the International Division.

- Average AUM during the quarter was $658.6 billion compared to $668.3 billion in the first quarter of fiscal 2011 and $684.0 billion in the second quarter of fiscal 2010.

Comparison to the First Quarter of Fiscal Year 2011

Net income was $75.3 million, or $0.50 per diluted share, as compared with $47.9 million, or $0.30 per diluted share, in the first quarter of fiscal year 2011. This quarter's results included a United Kingdom tax benefit of $8.9 million or $0.06 per diluted share.

- Revenues of $674.8 million were up from $674.2 million in the prior quarter, primarily due to an additional day in the quarter and a decrease in fee waivers of $3.9 million that more than offset lower performance fees of $3.3 million and lower average AUM.

- Operating expenses of $586.9 million increased 3% from $571.4 million in the first quarter of fiscal 2011. The current quarter's expenses included $22.1 million in expenses from funded deferred compensation and seed investments which are recorded in compensation and benefits with an offset in other non-operating income, compared to a reduction in expenses of $4.6 million in the prior quarter. Last quarter's results included $17.6 million of costs related to the launch of the closed-end fund in the quarter. The current quarter's expenses also included $11.6 million in transition costs related to the previously announced streamlining initiative, compared with $3.2 million of such costs in the prior quarter.

- Other non-operating income was $15.4 million, as compared to an expense of $30.7 million in the first quarter of fiscal 2011.The current quarter included gains on funded deferred compensation plan and seed investments that are offset in compensation and benefits as described above. Gains on corporate investments, primarily seed investments, not offset by compensation were $12.9 million as compared with a loss of $3.4 million in the previous quarter.

- Operating margin was 13.0%, as compared to 15.2% in the first quarter of fiscal 2011. Operating margin, as adjusted[2], was 24.1% as compared with 20.9% in the first quarter.

- Adjusted income was $115.0 million, or $0.76 per diluted share, compared to adjusted income of $96.3 million, or $0.60 per diluted share, in the prior quarter.

Comparison to the Second Quarter of Fiscal Year 2010

Net income was $75.3 million, or $0.50 per diluted share, as compared with net income of $45.8 million, or $0.30 per diluted share, in the second quarter of fiscal year 2010.

- Revenues of $674.8 million were up 2% from revenues of $659.9 million in the prior year quarter despite a 4% decrease in average AUM, reflecting higher performance fees and increased revenue yields due to a more favorable asset mix.

- Operating expenses of $586.9 million were up from operating expenses of $582.0 million in the prior year quarter. The current quarter's expenses included $11.6 million in transition costs related to the previously announced streamlining initiative.

- Other non-operating income was $15.4 million compared to a $2.9 million expense in the prior year quarter, which included $22.0 million in transaction costs from the exchange of equity units in August of 2009, partially offset by a reversal of unrealized losses on capital support agreements of $5.6 million.

- Operating margin was 13.0% as compared to 11.8% in the prior year quarter. Operating margin, as adjusted, was 24.1% as compared with 21.0% in the same period a year ago.

- Adjusted income was $115.0 million, or $0.76 per diluted share, compared to adjusted income of $90.0 million, or $0.59 per diluted share, for the second fiscal quarter 2010.

Quarterly Business Developments

Performance

At September 30, 2010:

- Of Legg Mason's long-term U.S. mutual fund assets, 44% were beating their Lipper category averages for the 1-year period; 73% for the 3-year period; 70% for the 5-year period and 80% for the 10-year period.

- Of Legg Mason's long-term U.S. mutual fund assets, 53% were rated 4 or 5 stars by Morningstar, including 82% of funds managed by Royce and 59% of funds managed by Western.

- All 9 of the Western Asset Funds outperformed their benchmarks for the 1-year period; 4 out of 9 outperformed their benchmarks for the 3-year period; 4 out of 8 outperformed for the 5-year period and all 4 funds outperformed for the 10-year period.

- Twelve out of 25 funds managed by Royce outperformed their benchmarks for the 1-year period; 19 out of 21 for the 3-year period; all 17 outperformed for the 5-year period and all 9 outperformed for the 10-year period.

- One out of six funds managed by Legg Mason Capital Management outperformed their benchmarks for the 1-year period; none outperformed for the 3- and 5-year periods and 1 out of 6 outperformed for the 10-year period.

- Of the 13 funds managed by ClearBridge Advisors, 3 outperformed in the 1-year period; 6 outperformed for the 3-year and 5-year periods; and 9 outperformed for the 10-year period.

Balance Sheet

At September 30, 2010, Legg Mason's cash position was $1.3 billion. Total debt was $1.4 billion and stockholders' equity was $5.7 billion. The ratio of total debt to total capital (total equity plus total debt) was 20%. In the quarter, the Company completed the $300 million accelerated share repurchase arrangement which resulted in an additional 990 thousand shares being retired.   There were also additional open market purchases of 736 thousand shares. As of September 30, Legg Mason has repurchased and retired 11.4 million shares of common stock over the last two quarters.

The Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.06 per share. The dividend is payable on January 10, 2011 to shareholders of record at the close of business on December 15, 2010.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Fetting, will be held at 8:30 a.m. E.D.T. today. The call will be open to the general public. Interested participants should access the call by dialing 1-866-843-0890 (or for international calls 1-412-317-9250) enter elite number 2878175 when prompted. Please dial in at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the investor relations section of the Legg Mason website (http://ir.leggmason.com/CorporateProfile.aspx?iid=102761) shortly after the release of the financial results.

A replay or transcript of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-877-344-7529 (or for international calls 1-412-317-0088) conference number 444905. Please note that the replay will be available beginning at 5:00 p.m., E.D.T. on Wednesday October 27, 2010 and ending on November 11, 2010.

About Legg Mason

Legg Mason is a global asset management firm, with $674 billion in assets under management as of September 30, 2010. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and the Company's quarterly reports on form 10-Q.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Six Months Ended	
	September 2010	June 2010	September 2009	September 2010	September 2009
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 204,214	$ 200,972	$ 206,972	$ 405,186	$ 397,860
Funds	357,491	352,699	347,371	710,190	675,395
Performance fees	19,505	22,774	9,566	42,279	15,250
Distribution and service fees	92,314	96,314	94,619	188,628	181,320
Other	1,270	1,406	1,368	2,676	3,155
Total operating revenues	674,794	674,165	659,896	1,348,959	1,272,980
Operating Expenses[1]:					
Compensation and benefits	284,909	266,074	287,559	550,983	556,371
Transition-related compensation	10,974	2,713	-	13,687	-
Total compensation and benefits	295,883	268,787	287,559	564,670	556,371
Distribution and servicing	165,832	184,702	174,388	350,534	346,852
Communications and technology	39,314	39,976	40,538	79,290	81,028
Occupancy	33,492	33,675	35,689	67,167	68,273
Amortization of intangible assets	5,749	5,728	5,664	11,477	11,292
Other	46,625	38,520	38,174	85,145	72,965
Total operating expenses	586,895	571,388	582,012	1,158,283	1,136,781
Operating Income	87,899	102,777	77,884	190,676	136,199
Other Non-Operating Income (Expense)					
Interest income	2,170	1,815	1,728	3,985	3,549
Interest expense	(24,449)	(22,801)	(28,540)	(47,250)	(71,930)
Fund support	-	-	5,613	-	23,171
Other income (expense)	33,189	(7,291)	14,547	25,898	55,858
Other non-operating income (expense) of consolidated investment vehicles	4,499	(2,393)	3,761	2,106	8,850
Total other non-operating income (expense)	15,409	(30,670)	(2,891)	(15,261)	19,498
Income Before Income Tax Provision	103,308	72,107	74,993	175,415	155,697
Income tax provision	26,720	27,064	27,671	53,784	56,051
Net Income	76,588	45,043	47,322	121,631	99,646
Less: Net income (loss) attributable to noncontrolling interests	1,253	(2,888)	1,548	(1,635)	3,818
Net Income Attributable to Legg Mason, Inc.	$ 75,335	$ 47,931	$ 45,774	$ 123,266	$ 95,828
Net Income per share Attributable to Legg Mason, Inc. Common Shareholders:					
Basic	$ 0.50	$ 0.30	$ 0.30	$ 0.79	$ 0.65
Diluted	$ 0.50	$ 0.30	$ 0.30	$ 0.79	$ 0.64
Weighted Average Number of Shares Outstanding:					
Basic	151,416	160,123	151,267	155,746	146,696
Diluted	151,940	160,762	153,224	156,327	148,708

[1] Operating expenses include transition costs related to streamlining our business model. See Supplemental Data - Operating margin, as adjusted for additional details.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended						For the Six Months Ended			
	September 2010		June 2010		September 2009		September 2010		September 2009	
Net Income Attributable to Legg Mason, Inc.	$	75,335	$	47,931	$	45,774	$	123,266	$	95,828
Plus (Less):										
Amortization of intangible assets		5,749		5,728		5,664		11,477		11,292
Deferred income taxes on intangible assets:										
Tax amortization benefit		33,681		33,687		34,023		67,368		69,320
UK tax rate adjustment		(8,878)		-		-		(8,878)		-
Imputed interest on convertible debt		9,146		8,909		8,587		18,055		16,951
Net money market fund support gains [2]		-		-		(4,041)		-		(16,565)
Adjusted Income	$	115,033	$	96,255	$	90,007	$	211,288	$	176,826
Net Income per Diluted Share Attributable										
to Legg Mason, Inc. Common Shareholders	$	0.50	$	0.30	$	0.30	$	0.79	$	0.64
Plus (Less):										
Amortization of intangible assets		0.04		0.04		0.04		0.07		0.08
Deferred income taxes on intangible assets:										
Tax amortization benefit		0.22		0.21		0.22		0.43		0.47
UK tax rate adjustment		(0.06)		-		-		(0.06)		-
Imputed interest on convertible debt		0.06		0.05		0.05		0.12		0.11
Net money market fund support gains [2]		-		-		(0.02)		-		(0.11)
Adjusted Income per Diluted Share	$	0.76	$	0.60	$	0.59	$	1.35	$	1.19

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

[2] Net of income taxes.

	Quarters Ended			For the Six Months Ended	
	September 2010	June 2010	September 2009	September 2010	September 2009
Operating Revenues, GAAP basis	$ 674,794	$ 674,165	$ 659,896	$ 1,348,959	$ 1,272,980
Plus (Less):					
Operating revenues eliminated upon consolidation of investment vehicles	959	779	611	1,738	1,395
Distribution and servicing expense excluding consolidated investment vehicles	(165,845)	(184,689)	(174,376)	(350,534)	(346,822)
Operating Revenues, as Adjusted	$ 509,908	$ 490,255	$ 486,131	$ 1,000,163	$ 927,553
Operating Income	$ 87,899	$ 102,777	$ 77,884	$ 190,676	$ 136,199
Plus (Less):					
Gains (losses) on deferred compensation and seed investments	22,122	(4,621)	24,132	17,501	55,519
Transition-related costs[2]	11,587	3,155	-	14,742	-
Operating income and expenses of consolidated investment vehicles	1,461	1,243	222	2,704	561
Operating Income, as Adjusted	$ 123,069	$ 102,554	$ 102,238	$ 225,623	$ 192,279
Operating margin, GAAP basis	13.0 %	15.2 %	11.8 %	14.1 %	10.7 %
Operating margin, as adjusted	24.1	20.9	21.0	22.6	20.7

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

[2] Transition-related costs:

Compensation	$ 10,974	$ 2,713		$ 13,687	
Communications and technology	472	-		472	
Occupancy	63	-		63	
Other	78	442		520	
Total	$ 11,587	$ 3,155		$ 14,742	

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

	Quarters Ended									
	September 2010		June 2010		March 2010		December 2009		September 2009	
By asset class:										
Equity	$	169.6	$	155.8	$	173.8	$	168.7	$	165.6
Fixed Income		371.6		357.9		364.3		365.8		385.7
Liquidity		132.3		131.7		146.4		147.1		151.4
Total	$	673.5	$	645.4	$	684.5	$	681.6	$	702.7
By asset class (average):										
Equity	$	162.0	$	167.6	$	167.4	$	164.6	$	155.7
Fixed Income		365.0		362.0		365.6		378.8		377.5
Liquidity		131.6		138.7		148.2		149.9		150.8
Total	$	658.6	$	668.3	$	681.2	$	693.3	$	684.0
By division:										
Americas	$	468.3	$	450.3	$	475.8	$	472.9	$	484.3
International		205.2		195.1		208.7		208.7		218.4
Total	$	673.5	$	645.4	$	684.5	$	681.6	$	702.7

Component Changes in Assets Under Management

	Quarters Ended									
	September 2010		June 2010		March 2010		December 2009		September 2009	
Beginning of period	$	645.4	$	684.5	$	681.6	$	702.7	$	656.9
Net client cash flows		(12.7)		(23.1)		(10.9)		(32.7)		(8.1)
Market performance and other		40.8		(16.0)		13.8		11.6		53.9
End of period	$	673.5	$	645.4	$	684.5	$	681.6	$	702.7
By Division										
Americas										
Beginning of period	$	450.3	$	475.8	$	472.9	$	484.3	$	457.1
Net client cash flows		(7.6)		(17.6)		(10.9)		(21.4)		(11.8)
Market performance and other		25.6		(7.9)		13.8		10.0		39.0
End of period	$	468.3	$	450.3	$	475.8	$	472.9	$	484.3
International										
Beginning of period	$	195.1	$	208.7	$	208.7	$	218.4	$	199.8
Net client cash flows		(5.1)		(5.5)		-		(11.3)		3.7
Market performance and other		15.2		(8.1)		-		1.6		14.9
End of period	$	205.2	$	195.1	$	208.7	$	208.7	$	218.4

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarter Ended September 30, 2010		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 581,210	$ 914	$ 582,124
Distribution and service fees	92,314	45	92,359
Other	1,270	-	1,270
Total operating revenues	674,794	959	675,753
Operating Expenses:			
Compensation and benefits	295,883	-	295,883
Distribution and servicing	165,832	13	165,845
Other	125,180	(515)	124,665
Total operating expenses	586,895	(502)	586,393
Operating Income	87,899	1,461	89,360
Other Non-Operating Income (Expense)			
Net interest income (expense)	(22,279)	-	(22,279)
Other income (expense)	37,688	(2,663)	35,025
Other non-operating income (expense)	15,409	(2,663)	12,746
Income (Loss) Before Income Tax Provision	103,308	(1,202)	102,106
Income tax provision	26,720	-	26,720
Net Income (Loss)	76,588	(1,202)	75,386
Less: Net income (loss) attributable to noncontrolling interests	1,253	(1,202)	51
Net Income Attributable to Legg Mason, Inc.	$ 75,335	$ -	$ 75,335
Effective Income Tax Rate	25.9%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			26.2%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarter Ended June 30, 2010		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 576,445	$ 767	$ 577,212
Distribution and service fees	96,314	12	96,326
Other	1,406	-	1,406
Total operating revenues	674,165	779	674,944
Operating Expenses:			
Compensation and benefits	268,787	-	268,787
Distribution and servicing	184,702	(13)	184,689
Other	117,899	(451)	117,448
Total operating expenses	571,388	(464)	570,924
Operating Income	102,777	1,243	104,020
Other Non-Operating Income (Expense)			
Net interest income (expense)	(20,986)	-	(20,986)
Other income (expense)	(9,684)	1,699	(7,985)
Other non-operating income (expense)	(30,670)	1,699	(28,971)
Income Before Income Tax Provision	72,107	2,942	75,049
Income tax provision	27,064	-	27,064
Net Income	45,043	2,942	47,985
Less: Net income (loss) attributable to noncontrolling interests	(2,888)	2,942	54
Net Income Attributable to Legg Mason, Inc.	$ 47,931	$ -	$ 47,931
Effective Income Tax Rate	37.5%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			36.1%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarter Ended September 30, 2009		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 563,909	$ 573	$ 564,482
Distribution and service fees	94,619	38	94,657
Other	1,368	-	1,368
Total operating revenues	659,896	611	660,507
Operating Expenses:			
Compensation and benefits	287,559	-	287,559
Distribution and servicing	174,388	(12)	174,376
Other	120,065	401	120,466
Total operating expenses	582,012	389	582,401
Operating Income	77,884	222	78,106
Other Non-Operating Income (Expense)			
Net interest income (expense)	(26,812)	-	(26,812)
Fund support	5,613	-	5,613
Other income (expense)	18,308	(1,723)	16,585
Other non-operating income (expense)	(2,891)	(1,723)	(4,614)
Income (Loss) Before Income Tax Provision	74,993	(1,501)	73,492
Income tax provision	27,671	-	27,671
Net Income (Loss)	47,322	(1,501)	45,821
Less: Net income (loss) attributable to noncontrolling interests	1,548	(1,501)	47
Net Income Attributable to Legg Mason, Inc.	$ 45,774	$ -	$ 45,774
Effective Income Tax Rate	36.9%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			37.7%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Six Months Ended September 30, 2010		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 1,157,655	$ 1,681	$ 1,159,336
Distribution and service fees	188,628	57	188,685
Other	2,676	-	2,676
Total operating revenues	1,348,959	1,738	1,350,697
Operating Expenses:			
Compensation and benefits	564,670	-	564,670
Distribution and servicing	350,534	-	350,534
Other	243,079	(966)	242,113
Total operating expenses	1,158,283	(966)	1,157,317
Operating Income	190,676	2,704	193,380
Other Non-Operating Income (Expense)			
Net interest income (expense)	(43,265)	-	(43,265)
Other income (expense)	28,004	(964)	27,040
Other non-operating income (expense)	(15,261)	(964)	(16,225)
Income Before Income Tax Provision	175,415	1,740	177,155
Income tax provision	53,784	-	53,784
Net Income	121,631	1,740	123,371
Less: Net income (loss) attributable to noncontrolling interests	(1,635)	1,740	105
Net Income Attributable to Legg Mason, Inc.	$ 123,266	$ -	$ 123,266
Effective Income Tax Rate	30.7%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			30.4%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENT OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENT OF INCOME EXCLUDING INVESTMENT VEHICLES [(1)]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Six Months Ended September 30, 2009		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:			
Investment advisory fees	$ 1,088,505	$ 1,357	$ 1,089,862
Distribution and service fees	181,320	38	181,358
Other	3,155	-	3,155
Total operating revenues	1,272,980	1,395	1,274,375
Operating Expenses:			
Compensation and benefits	556,371	-	556,371
Distribution and servicing	346,852	(30)	346,822
Other	233,558	864	234,422
Total operating expenses	1,136,781	834	1,137,615
Operating Income	136,199	561	136,760
Other Non-Operating Income (Expense)			
Net interest income (expense)	(68,381)	-	(68,381)
Fund support	23,171	-	23,171
Other income (expense)	64,708	(4,296)	60,412
Other non-operating income (expense)	19,498	(4,296)	15,202
Income (Loss) Before Income Tax Provision	155,697	(3,735)	151,962
Income tax provision	56,051	-	56,051
Net Income (Loss)	99,646	(3,735)	95,911
Less: Net income (loss) attributable to noncontrolling interests	3,818	(3,735)	83
Net Income Attributable to Legg Mason, Inc.	$ 95,828	$ -	$ 95,828
Effective Income Tax Rate	36.0%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			36.9%

[(1)] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

Use of Supplemental Data as Non-GAAP Performance Measures

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "adjusted income", "consolidated statements of income, excluding consolidated investment vehicles", and "operating margin, as adjusted" that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries.

Adjusted Income

Adjusted Income was formerly reported as "Cash Income, as Adjusted". We define "adjusted income" as Net income (loss) attributable to Legg Mason, Inc. plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and intangible asset impairment, if any. We also adjust for non-core items that are not reflective of our economic performance, such as impairment charges and the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets and goodwill, and net money market fund support losses (gains).

We believe that adjusted income provides a good representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued contingent convertible debt, made significant acquisitions, or engaged in money market fund support transactions. We also believe that adjusted income is an important metric in estimating the value of an asset management business.

Adjusted income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net income attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to net income, but is not a substitute for net income and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, of other companies. Further, adjusted income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers adjusted income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions, issued contingent convertible debt, or engaged in money market fund support transactions.

In calculating adjusted income we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to Net Income attributable to Legg Mason, Inc. to reflect the fact that these non-cash expenses distort comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill includes actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits on indefinite-life intangibles and goodwill over time, we add them to net income in the calculation of adjusted income. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and United Kingdom tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets that have been recognized under GAAP. We also add back imputed interest on contingent convertible debt, which is a non-cash expense, as well as the actual tax benefits on the related contingent convertible debt that are not realized under GAAP. We also add (subtract) other non-core items, such as net money market fund support losses (gains) (net of losses on the sale of the underlying SIV securities, if applicable). These adjustments reflect that these items distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions, including any related impairments.

Should a disposition, impairment charge or other non-core item occur, its impact on adjusted income may distort actual changes in the operating performance or value of our firm. Also, realized losses on money market fund support transactions are reflective of changes in the operating performance and value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on adjusted income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating adjusted income because these charges are related to assets that will ultimately require replacement.

Consolidated Statements of Income, Excluding Consolidated Investment Vehicles

Effective with the April 1, 2010 adoption of a new financial accounting standard on consolidation, Legg Mason now consolidates and separately identifies certain sponsored investment vehicles, the most significant of which is a collateralized loan obligation entity. In presenting our "Consolidated Statements of Income, Excluding Consolidated Investment Vehicles", we add back the investment advisory and distribution and servicing fees that are eliminated upon the consolidation of investment vehicles and exclude the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of consolidated investment vehicles.

We believe it is important to provide the Consolidated Statements of Income, Excluding Consolidated Investment Vehicles to present the underlying economic performance of our core asset management operations, which does not include the results of the investment funds that we manage but may not own all of the equity invested. By deconsolidating the consolidated investment vehicles from the Consolidated Statements of Income, the investment advisory and distribution fees earned by Legg Mason from consolidated investment vehicles are added back to reflect our actual revenues. Similarly the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of consolidated investment vehicles are removed from the GAAP basis Statements of Income since this activity does not actually belong to Legg Mason. The deconsolidation of the investment vehicles does not have any impact on Net Income Attributable to Legg Mason, Inc. in any period presented. The Consolidated Statements of Income, Excluding Consolidated Investment Vehicles are presented in addition to our GAAP basis Consolidated Statements of Income, but are not substitutes for the GAAP basis Consolidated Statements of Income and may not be comparable to Statements of Income presented on a non-GAAP basis of other companies.

Operating Margin, as Adjusted

We calculate "operating margin, as adjusted," by dividing (i) operating income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of consolidated investment vehicles and, impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "adjusted operating revenues". The compensation items, other than transition-related costs, are removed from operating income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income attributable to Legg Mason, Inc. Transition-related costs and income (loss) of consolidated investment vehicles are removed from operating income in the calculation because these items are not reflective of our core asset management operations. We use adjusted operating revenues in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Adjusted operating revenues also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP. Legg Mason believes that operating margin, as adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on net income and because it indicates what Legg Mason's operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, transition-related costs, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact to Net income attributable to Legg Mason, Inc. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies.